                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             PERFECTDATA CORPORATION
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    713727105
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                                 (CUSIP Number)

                            Joel J. Goldschmidt, Esq.
                       Morse, Zelnick, Rose & Lander, LLP
                           405 Park Avenue, Suite 1401
                            New York, New York 10022
                               Tel: (212) 838-5030
                               Fax: (212) 838-9190

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 19, 2005
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or
         240.13d-1(g), check the following box. [ ]

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
         Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   713727105

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1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons
   (entities only).
   John Bush
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2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a)
   (b)  X
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3. SEC Use Only

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4. Source of Funds (See Instructions) (See item 3)        OO

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5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
   or 2(e)

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6. Citizenship or Place of Organization

   Canadian
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                     7. Sole Voting Power      6,153,366 (shares actually owned)

Number of           ------------------------------------------------------------
Shares               8. Shared Voting Power
Beneficially
Owned by Each
Reporting           ------------------------------------------------------------
Person With          9. Sole Dispositive Power 6,153,366 (shares actually owned)

                    ------------------------------------------------------------
                    10. Shared Dispositive Power

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11. Aggregate Amount Beneficially Owned by Each Reporting Person    6,233,554*

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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)

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* Includes 80,188 owned by Ellen Micelli-Bush, the reporting person's wife.

13. Percent of Class Represented by Amount in Row (11)      18.24%

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14. Type of Reporting Person (See Instructions)

    IN
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ITEM 1.  SECURITY AND ISSUER.

       This Schedule 13D relates to the common stock, par value $0.01 per share
(the "Common Stock") of PerfectData Corporation, whose principal executive offices are located at 825 Third Avenue, 32nd Floor, New York, NY 10022 (the
"Issuer").

ITEM 2. IDENTITY AND BACKGROUND.

       (a) The name of the reporting person is John Bush.

       (b) The business address of the reporting person is c/o Sona Mobile,
Inc., 44 Victoria Street, Suite 801, Toronto, Ontario, M5C1Y2, Canada.

       (c) The reporting person is the Chief Executive Officer and President and a director of the Issuer.

       (d) The reporting person has not been convicted in any criminal proceedings during the last five years.

       (e) The reporting person has not been a party to any civil proceedings during the last five years.

       (f) The reporting person is a citizen of Canada.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

       The reporting person acquired the securities from the Issuer by virtue of a merger transaction in which Sona Mobile, Inc., a State of Washington company
("Sona"), was merged with and into a wholly-owned subsidiary of the Issuer (the
"Merger"). In the Merger, the shareholders of Sona received shares of the
Issuer's Series A Convertible Preferred Stock, par value $.01 per share (the
"Series A Preferred Stock"), convertible into shares of the Common Stock. The reporting person was a shareholder of Sona and provided no consideration for the shares he received in the Merger other than his capital stock in Sona.

ITEM 4.  PURPOSE OF TRANSACTION.

       The purpose of the Merger was to acquire a controlling equity interest in the Issuer.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

       (a) The reporting person is deemed to beneficially own 6,233,554 shares of the Common Stock (the "Shares"), including 80,188 Shares owned by and registered in the name of his wife, Ellen Micelli-Bush, representing 18.24% of the Issuer's outstanding shares of Common Stock immediately after the Merger.
This percentage is based on the Issuer having issued and outstanding: (i)
6,584,530 shares of Common Stock and (ii) 568,140 shares of Series A Preferred
Stock, which are convertible into 27,334,120 shares of Common Stock. On a fully converted basis, immediately after the Merger there were 34,167,650 shares of
Common Stock outstanding. The Series A Preferred Stock is convertible at any time by the holders. However, the Issuer currently on1y has 10,000,000 shares of
Common Stock authorized. Accordingly, the Issuer does not have a sufficient number of shares of Common Stock to allow for the conversion of all the outstanding shares of the Series A Preferred Stock at this time. The holders of the Series A Preferred Stock vote with the holders of the Common Stock on all matters submitted to vote submitted to vote of stockholders on an as-converted basis.

       (b) The reporting person has the sole power to vote or to direct the vote, and dispose or direct the disposition, of 6,153,366 shares of Common
Stock. The balance, 80,188 shares of Common Stock, are owned by and registered in the name of his wife, Ellen Micelli-Bush, who has voting and disposition power over those shares.

       (c) The reporting person acquired the Shares on April 19, 2005 in connection with the Merger. The reporting person was a shareholder of Sona. In the Merger, the Sona shares were cancelled and the Sona shareholders received shares of the Series A Preferred Stock. No cash or other consideration was involved in the Merger.

       (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the reporting person.

       (e) Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
TO SECURITIES OF THE ISSUER.

       A copy of the Certificate of Designations, Preferences and Rights of
Series A Convertible Preferred Stock of PerfectData Corporation has been filed as an exhibit to the Issuer's Annual Report on Form 10-KSB filed on May 27, 2005 and is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         A copy of the Agreement and Plan of Merger has been filed as an exhibit to the Current Report on Form 8-K filed by the Issuer on March 11, 2005 and is incorporated herein by reference.

SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             June 30, 2005

                                             /s/ John Bush
                                             ------------------------
                                                  John Bush